B. Riley Principal 250 Merger Corp.

299 Park Avenue

21st Floor

New York, New York 10171

May 5, 2021

VIA EDGAR

John Dana Brown

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	B. Riley Principal 250 Merger Corp.
Registration Statement on Form S-1
Filed February 24, 2021
File No. 333-253464

Dear Mr. Brown:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, B. Riley Principal 250 Merger Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 9:00 a.m. Washington D.C. time on May 7, 2021, or as soon thereafter as practicable.

Please call Era Anagnosti of White & Case LLP at (202) 637-6274 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

B. RILEY PRINCIPAL 250 MERGER CORP.

By:	/s/ Daniel Shribman
Name: Title:	Daniel Shribman Chief Executive Officer and Chief Financial Officer

cc:	Era Anagnosti, White & Case LLP

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